Filed by: Dominion Energy, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Dominion Energy, Inc.

Commission File No.: 001-08489

Talking Points for Contact Centers

Background:

On May 18, 2026, Dominion Energy and NextEra Energy announced plans to combine. The combination will create the nation’s largest regulated utility business, with about 10 million homes and businesses in the southeastern U.S. If approved by state and federal regulators and shareholders, the transaction is expected to close in the next 12 to 18 months.

What to communicate to customers:

As more customers contact us regarding the combination of Dominion Energy and NextEra Energy, it is important to only communicate information from the approved Q&A below. If customers ask for details regarding anything else, appropriate answers may include, “That is yet to be determined,” or “We don’t have any additional information yet.”

Do not offer personal opinions, discuss media coverage, or provide unapproved information to customers. Please refer to the Q&As to assist in answering customer inquiries. It may be necessary to explain the expected customer benefits, including bill credits, are pending regulatory approval of the combination.

You may also refer customers to the informational page at www.DominionEnergy.com/Merger.

General Questions

Q: What was announced on May 18?

•

Dominion Energy and NextEra Energy announced plans to combine. The combination will create the nation’s largest regulated utility business, serving about 10 million homes and businesses in the southeastern U.S. If approved by state and federal regulators, the transaction is expected to close in the next 12 to 18 months.

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Q: Will this affect my electric [gas] service?

•	No. Your service will continue as normal — no interruptions or changes.

Q: Do I need to do anything because of the combination?

•	No action is needed. Everything will continue smoothly for you.

Q: Why are these companies combining?

•

The combination is intended to strengthen our ability to serve customers by bringing together two industry leading energy companies so we can continue to meet growing electricity demand reliably, affordably, and efficiently.

Q: Who is NextEra Energy?

•

NextEra Energy is the largest electric and energy infrastructure company in North America. It is headquartered in Florida and owns Florida Power & Light Company, an electric utility which provides power to 6 million homes and businesses in Florida. NextEra Energy also owns the largest energy infrastructure development company in the U.S.

Q: What does this really mean for me as a customer?

•	For you, it means continuity — same service, same people, same ways to interact with us — with a long-term focus on continuing to serve you well.

Billing and Rates

Q: Will my bill go up if the combination is approved? Will there be additional fees charged as a result of this announcement?

•	No, your bill will not go up as a result of the combination and no fees or other costs related to it will be charged to customers.

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Q: What are the bill reductions being proposed?

•	$2.25 billion in proposed bill credits for all Dominion Energy customer classes in Virginia, North Carolina, and South Carolina spread over two years post-close.

Q: When will the bill reductions begin?

•	Regulators must first approve the combination, including the proposed bill credits, and that may take about a year, with closing anticipated in the next 12 to 18 months.

Q: I am a business customer. Will I receive reductions on my bill as well?

•	$2.25 billion in proposed bill credits for all Dominion Energy customer classes in Virginia, North Carolina and South Carolina spread over two years post-close.

Q: Will my billing statement look different?

•	No, your bill will look the same.

Q: For Dominion Energy South Carolina customers, does this have to do with current rate review?

•	No, this is unrelated to the rate review.

Company Name & Brand

Q: Is the utility company name changing?

•	No, there are no plans to change the utility company names from Dominion Energy Virginia, Dominion Energy North Carolina, or Dominion Energy South Carolina.

Q: What will the new combined company be called?

•

If regulators approve the combination, the combined company will be called NextEra Energy, Inc., trading with the stock ticker symbol “NEE” on the New York Stock Exchange. However, the current Dominion Energy utilities will continue to be named Dominion Energy Virginia/North Carolina and Dominion Energy South Carolina after the merger.

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Q: Will your logo or branding change?

•	No changes to utility branding or logos are planned.

Local Presence & Operations

Q: Is management changing?

•	No. The current leadership team will remain in place.

Q: Will you still have a local presence in my community?

•	Yes. We’ll continue to be locally focused and community-based.

Q: Will I still be working with the same people at Dominion Energy?

•	Yes. The teams serving customers today will continue to do so.

Q: Are local offices closing?

•	No changes to Dominion Energy offices or locations are planned.

Customer Experience & Technology

Q: Will I have to learn a new system or website or mobile app?

•	No. The systems and tools you use — like the website and payment options — will stay the same.

Q: Will customer service phone numbers change?

•	No. You can keep using the same phone numbers.

Q: Is my information secure with this transition?

•	Yes. Your information will remain secure.

Reliability & Service

Q: Will the combination affect reliability or outages?

•	No. Keeping your service reliable remains our top priority.

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Q: Will response times change for outages or service issues?

•	No. You can expect the same level of responsiveness.

Programs & Offerings

Q: Will my current programs (budget billing, assistance programs, etc.) change?

•	No. All programs will continue as they are today with no change to programs or eligibility.

Merger Approvals

Q: Who is required to approve the combination of these two companies?

•	Federal and state regulators as well as shareholders of both companies must first approve the merger before it can happen.

•	State regulators include:

•	Virginia: State Corporation Commission

•	North Carolina: North Carolina Utilities Commission

•	South Carolina: Public Service Commission of South Carolina

Q: When will approvals happen?

•	Regulatory approvals are expected to take around 12 months, with closing anticipated in the next 12 to 18 months.

What happens next/where can I learn more?

Q: Where can I learn more?

•	More details can be found on our website, DominionEnergy.com/Merger.

Q: How will I be notified of future updates

•	Updates will be posted on our website, DominionEnergy.com/Merger.

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Q: I am a customer and a shareholder. Where can I learn more?

•	Please refer to the news release for information on shareholder benefits.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this communication, including, among other things, statements regarding the proposed business combination transaction between NextEra Energy, Inc. (NextEra Energy) and Dominion Energy, Inc. (Dominion Energy) and future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transactions, the anticipated impact of the proposed transactions on the combined company’s business and future financial and operating results, the anticipated closing date for the proposed transactions and other aspects of NextEra Energy’s or Dominion Energy’s operations or operating results, are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target,” the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions or events can be used to identify forward-looking statements. Where, in any forward-looking statement, NextEra Energy or Dominion Energy expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. Any forward-looking statement is not a guarantee of future performance, outcomes or results and is subject to numerous risks, uncertainties and other factors, many of which are beyond NextEra Energy’s or Dominion Energy’s control, that could cause actual performance, outcomes or results to differ materially from what is expressed or implied in the forward-looking statement.

These factors include a failure by NextEra Energy to successfully integrate Dominion Energy’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits of the proposed transactions may not be fully realized or may take longer to realize than expected; each party’s ability to obtain the approval of its shareholders required to consummate the proposed transactions and the timing of the closing of the proposed transactions, including the risk that the conditions to closing are not satisfied on a timely

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basis or at all or the failure of the transactions to close for any other reason or to close on the anticipated terms, including with the anticipated tax treatment; the risk that any governmental or regulatory approval, consent or authorization that may be required for the proposed transactions is not obtained, is delayed or is obtained subject to conditions that are not anticipated or that cause the termination of the merger agreement and abandonment of the transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement by either party; the risk that certain provisions in the merger agreement or the pendency of the transactions may impact either party’s ability to pursue certain business opportunities or strategic transactions; unanticipated difficulties, liabilities or expenditures relating to the transactions, including the impact of potential litigation relating to the transactions; the effect of the announcement, pendency or completion of the proposed transactions on the parties’ business relationships and business operations generally, including the parties’ relationship with regulators, suppliers, vendors and customers; the effect of the announcement or pendency of the proposed transactions on the parties’ common stock prices and uncertainty as to the long-term value of either party’s common stock; risks that the proposed transactions disrupt either party’s current plans and operations, including due to the diversion of the attention of management from ordinary course business operations, and potential difficulties in hiring or retaining employees as a result of the proposed transactions; any rating agency actions; and the impact of the announcement or pendency of the proposed transactions on either party’s ability to access capital, including the short- and long-term debt markets, on a timely and affordable basis; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities of NextEra Energy and in the financial results of NextEra Energy or Dominion Energy; and the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity or gas. The registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (SEC) will describe additional risks in connection with the proposed transactions. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and joint proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to NextEra Energy’s and Dominion Energy’s respective periodic reports and other filings with the SEC, including the risk factors contained in NextEra Energy’s and Dominion Energy’s most recently filed Annual Reports on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q.

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Any forward-looking statements included in this communication represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by law, neither NextEra Energy nor Dominion Energy undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transactions and Where to Find It

In connection with the proposed transactions, NextEra Energy intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of NextEra Energy and Dominion Energy that also constitutes a prospectus of NextEra Energy. Each of NextEra Energy and Dominion Energy may also file other relevant documents with the SEC regarding the proposed transactions. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that NextEra Energy or Dominion Energy may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to shareholders of NextEra Energy and Dominion Energy. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT NEXTERA ENERGY, DOMINION ENERGY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

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Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (if and when available) and other documents containing important information about NextEra Energy, Dominion Energy and the proposed transactions, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by NextEra Energy will be available free of charge on NextEra Energy’s website at http://www.investor.nexteraenergy.com/ or by contacting NextEra Energy’s Investor Relations Department by email at investors@nexteraenergy.com or by phone at (800) 222-4511. Copies of the documents filed with the SEC by Dominion Energy will be available free of charge on Dominion Energy’s website at http://investors.dominionenergy.com or by contacting Dominion Energy’s Investor Relations Department by email at investor.relations@dominionenergy.com or by phone at (804) 819-2438.

Participants in the Solicitation

NextEra Energy, Dominion Energy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions.

Information about the directors and executive officers of NextEra Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i)  NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on April 1, 2026, including under the headings “Proposal 1: Election as directors of the nominees specified in this proxy statement,” “Director Compensation,” “Executive Compensation,” and “Common Stock Ownership of Certain Beneficial Owners and Management,” (ii) NextEra Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026, including under the heading “Item 1. Business—Information About Our Executive Officers” and (iii) to the extent certain holdings of NextEra Energy securities by its directors or executive officers have changed since the amounts set forth in NextEra Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

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Information about the directors and executive officers of Dominion Energy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i)  Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, which was filed with the SEC on March 19, 2026, including under the headings “Item 1: Election of Directors – Director Nominees,” “Compensation of Non-Employee Directors,” “Executive Compensation” and “Security Ownership of Certain Beneficial Owners and Management,” (ii) Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 23, 2026, including under the heading “Information about our Executive Officers” and (iii) to the extent certain holdings of Dominion Energy securities by its directors or executive officers have changed since the amounts set forth in Dominion Energy’s proxy statement for its 2026 annual meeting of shareholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transactions when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by NextEra Energy and Dominion Energy will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by NextEra Energy and Dominion Energy will be available free of charge through the sources indicated above.

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